PMU News Release #03-07 TSX, AMEX Symbol PMU July 25, 2003

EL DORADO STEP-OUT DRILLING YIELDS NEW HIGH-GRADE INTERCEPTS

Pacific Rim is pleased to present the latest drill results from its El Dorado gold project in El Salvador. The Company is extremely pleased with the results from its step-out drilling program on the Minita vein at El Dorado, which have expanded the dimensions of the Minita mineralization chute. Highlights include 7.0 meters of 12.3 g/t gold in hole P03-251 and 4.4 meters of 10.09 g/t gold in hole P03-246. Results from the Company’s La Calera drill program including the resampling of existing holes will available in the coming weeks.

The assay results from seven new step-out holes drilled on the Minita vein have been received. These holes were designed to delineate the limits of the Minita mineralization in preparation for an updated resource calculation Pacific Rim will commission in the coming weeks. The Minita vein system was mined in the mid-1900’s and currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver. This resource totals 352,000 ounces of gold and 2.5 million ounces of silver (see NI 43-101 Disclosure section) and does not take into account the results of Pacific Rim’s on-going drill program. Hole P03-245 was designed to follow up on Pacific Rim’s hole P02-206, which was drilled to the south of the Minita resource and returned 1.1 meters grading 55.5 g/t gold (see NR #02-10 dated August 2, 2002). Holes P03-246 through 251 were designed to test the area at the north end of the chute: above, down-rake and below its previously defined margins. A longitudinal section of the Minita vein resource area is available at http://www.pacrim-mining.com/i/maps/minita_long_sec-jul2403.gif .

Table 1: El Dorado Program

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth/dip (degrees)	From (meters down hole)	To (meters down hole)	Inter-section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P03-245	South Minita	301376/534098	090/-60	221.45	225.05	3.60	1.80	9.49	-
				286.8	288	1.20	0.85	6.92	-
P03-246	Deep Minita	301656/533919	090/-67	398.05	404.95	6.90	4.44	10.09	-
P03-247	Deep Minita	301699/533917	081/-63	334.1	339.15	5.05	3.41	7.76	-
P03-248	Deep Minita	301760/533966	089/-70	306.2	307.35	1.15	0.66	6.38	-
P03-249	North Minita	301831/533959	090/-56	188.2	189.4	2.05	1.45	13.44	-
P03-250	Deep Minita	301514/534010	090/-71	No Significant Intercepts
P03-251	Deep Minita	301642/533964	098/-71	369.35	383.45	14.1	7.05	12.29	-

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The Minita high-grade chute rakes shallowly to the north and is open in that direction. Drill hole P03-247 and Pacific Rim’s previously released hole P02-205 intersected high-grade gold (9.33 meters of 9.75 g/t gold, see NR#02-10), which adds roughly 75 meters to the length of the chute axis to the north. Holes P03-246 and 251 were drilled below the north end of the main chute axis. These holes intersected bonanza grade gold at elevations extending to 39 meters above sea level, 70+ meters below what was previously thought to be the base of the Productive Interval. The Minita chute now appears to be T-shaped, with the top of the “T” raking steeply to the south and open at depth below holes 246 and 251. Drill hole P03-249 was drilled to the north and well above the axis of the main chute at an elevation of 250 meters above sea level. This hole adds 100 meters of strike length at this level.

Pacific Rim’s geologic mapping and surface sampling program has been completed in the North District of the El Dorado project. This program has identified many new veins with a cumulative strike length of 4 kilometers. Of particular interest is the extension of the southern end of the 3 km long San Matias Vein, where surface sampling indicates a broad area with higher-than-average gold values. Surface elevations in this anomalous area are roughly 500 meters above sea level; 200 meters above the top of the Productive Interval. Two north-northwest striking extensional veins have been identified within this anomalous area. An extensional fault hosts the Minita resource approximately 3.5 kilometers to the southeast.

“This new drilling significantly expands the outer dimensions of the high-grade Minita chute, which remains open at depth,” says Tom Shrake, CEO. “Minita is an exceptional deposit with an average width exceeding 3 meters in a structural regime that provides excellent ground conditions. Both of these factors will positively affect the economics. We will continue drilling until we have defined the outer boundaries of the deposit and then immediately commission a revised resource calculation. In the North District, we are keen to test these newly discovered, high-priority targets.”

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labeling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Details of the Minita resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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Instrument 43-101) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. The Minita resource was calculated using a normal kriging technique and all assays above 55.0 g/t gold (n=7) were capped at 55.0 g/t gold. Drill composites with poor core recovery were adjusted two-fold: both the grade and the specific gravity of the composite were multiplied by the core recovery. LaCroix’s report is summarized in the Company’s 2002 Annual Information Form, available on SEDAR. Pacific Rim intends to commission an updated resource calculation for the El Dorado project in the coming months, which may include an updated estimate of the Minita resource.

For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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